[Letterhead of IAC]

June 9, 2008

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  IAC/InterActiveCorp Preliminary Proxy Statement on Schedule 14A
  (SEC File No. 0-20570)

Ladies and Gentlemen:

        Attached for filing by IAC/InterActiveCorp please find a preliminary proxy statement on Schedule 14A. Should you have any questions regarding this filing, please contact Joanne Hawkins, Senior Vice President and Deputy General Counsel, directly (212.314.7230 or joanne.hawkins@iac.com).

Sincerely,
Tanya M. Stanich
Senior Counsel

555 WEST 18TH STREET NEW YORK, NEW YORK 10011 212.314.7300 FAX 212.314.7309